Exhibit 99.1

PDMR Dealing

London and New York, NY, 24 March, 2023 – OKYO Pharma Limited (Nasdaq: OKYO; LSE: OKYO) (“OKYO” or the “Company”), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease (“DED”) to address the significant unmet need in this multi-billion-dollar market, today announces that it has been notified that Panetta Partners Limited, an entity in which Gabriele Cerrone, the Executive Chairman has a beneficial interest, purchased 10,000 of the Company’s ADSs on NASDAQ at a price of US$1.40 per ADS (which would be equivalent to the purchase of 650,000 ordinary shares of no par value (“Ordinary Shares”) at a price of £0.0175 each).

1.	Details of PDMR / person closely associated

a)	Name	Gabriele Cerrone

2.	Reason for the notification

a)	Position / status	Chairman

b)	Initial notification /amendment	Initial notification

3.	Details of the issuer

a)	Name	OKYO Pharma Limited

b)	LEI	213800VVN5CB56Y15A05

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument	ADSs representing 65 Ordinary Shares of no par value

b)	Identification code of the Financial Instrument	ISIN for OKYO Pharma Limited GG00BD3FV870

c)	Nature of the transaction	Market Purchase

d)	Price(s) and volume(s)	$1.40 - 10,000

f)	Date of the transaction	23 March 2023

g)	Place of the transaction	NASDAQ

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

Broker	Robert Emmet, Optiva Securities Limited	+44 (0)20 3981 4173

Notes for Editors:

About OKYO

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on NASDAQ and on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain. For further information, please visit www.okyopharma.com.

About OK-101

OK-101 is a lipid conjugated chemerin peptide antagonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain; and is designed to combat washout through the inclusion of the lipid ‘anchor’ contained in the candidate drug molecule to enhance the residence time of OK-101 within the ocular environment.